April 14, 2008

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention: Mr. Adam Phippen, Staff Accountant

RE: Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.) - SEC Comment Letter Dated March 20, 2008

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006, Filed April 16, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2006, Filed April 17, 2007
File No. 0-50788

VIA EDGAR—CORRESP

Dear Mr. Phippen:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated March 20, 2008. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ Michael Mak

Michael Mak, President
Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Part 1. Financial Information

Notes to Condensed Consolidated Financial Statements

Note 10. Stockholders’ Equity

1. We reviewed your response to comment five in our letter dated May 8, 2007. We believe that the fair value of the preferred stock award should be measured based on the market price of the common stock into which the preferred stock is convertible given that the preferred stock award does not appear to be an equity share option or similar instrument that has time value as discussed in paragraph 22 of SFAS 123(R). In this regard, as discussed in SAB Topic 14:C and paragraph A7 of SFAS 123(R), observable market prices of identical or similar equity instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement for equity instruments awards in a share-based payment transaction with employees. In addition, as discussed in paragraph 21 of SFAS 123(R), restricted stock awarded to an employee should be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties. Given the referenced guidance, it is unclear to us how you reached the conclusion that the use of an option valuation model is appropriate under the circumstances and why your valuation is more representative of the fair value of the services rendered in light of the guidance in paragraph 15 of SFAS 123(R). Please provide us with additional support for your valuation of the preferred stock award using Black-Scholes valuation model. Otherwise, it appears that a revision to your financial statements may be appropriate to comply with the guidance in SFAS 123(R). If you are able to support the use of the Black-Sholes valuation model to estimate the fair value of the convertible preferred stock award, explain to us in detail why the model resulted in a valuation materially different from the market price of the underlying common stock.

Response - Management has determined the cost resulting from the share-based payment transaction recognized in the previously issued financial statements was inappropriately valued and that the specific measurement objectives of FAS123R should have been applied to fair value the transaction based on the share price at the grant date and other pertinent factors.

Pursuant to the Implementation Guidance in Appendix A paragraphs A2 and paragraphs 15 and 16 of FAS123R, ‘the cost of services received by an entity as consideration for equity instruments issued in share-based compensation transactions with employees shall be measured based on the fair value of the equity instruments issued and the measurement objective is to estimate the fair value at the grant date based on the share price and other pertinent factors.’

Note: The source of all references to share prices in this discussion were obtained as reported by Internet website www.nasdaq.com.

Management applied the provisions of paragraphs 15 and 16 initially basing the computation on the share price of the company’s common stock at the grant date (August 18, 2006). Given the fact that the number of shares issuable upon conversion of the preferred shares into common shares (100,000,000 = 500,000 x 200) was a very large number, management deemed using the straight close price of $0.207 did not yield a fair calculation for valuation purposes, that being $20,700,000 (100,000,000 x $0.207). Management’s further assessment included other pertinent factors such as (i) total market capitalization prior to the transaction, (ii) the dilutive effect of the transaction, and (iii) the market’s reaction to the announcement of the transaction. Based on the facts and circumstances that ensued following management’s assessment, management determined that the price per share of the transaction was appropriately valued at approximately $0.04-$0.05 per share based on the following:

•	The total market capitalization prior to the transaction was $6,181,434 (29,862,000 shares outstanding x $0.207 quoted share price).

•
The dilutive effect of the transaction resulted in a pro-rata market capitalization factor of .77 (100,000,000 / (100,000,000 + 29,862,000, rounded) that was applied to the total market capitalization resulting in a fair valuation computation of $4,760,002 ($6,181,434 x 100M./129.862M), or $0.047 per share.

•
The market reaction to the announcement of the equity issuance yielded a decrease in share price of $0.035, being the difference between the closing share price on October 27, 2006 of $0.165 (the last trading day prior to the announcement) and the closing price on October 30, 2006 (the date of the announcement) of $0.13. On Monday, October 30, 2006, the announcement of the transaction was made via an 8-K filing.

These other pertinent factors support the fact that the price per share ultimately used to fair value the transaction at $0.047 works out. If these results were solely attributable to the market’s reaction to the dilutive effect of the preferred stock transaction, then an indicative value of the equity issuance would result in a fair value computation of $3.5M (100,000,000 times $0.035). In essence, the facts and circumstances prove that the market was very slow to react to the announcement, having little or no reaction to the announcement until December 2006, when the share price ranged from $0.025 to $0.0795 per share and trading volume increased significantly during that month. In other words, hypothetically speaking, the stock issuance did not significantly change the overall market capitalization.

Based on the above discussion, management believes the restated financial statements faithfully represent the economic substance of the transaction and, accordingly, has revised its financial statements to recognize the economic consequences of the share-based payment transaction.

Accordingly, the Company has restated its financial statements in accordance with the requirements of FAS154 for the correction of the error and will include the restated financial statements in the Form 10-K for the year ended December 31, 2007. See Notes 4 and 16 for a description of the correction of the error.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

2. Please address the above comments.

Response - Refer to response in comment 1.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments.

Sincerely,

/s/ Michael Mak

Michael Mak, President

Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)